SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

September 4, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Yuna Peng, Esq.
    Kristin Shifflett
    Mail Stop 3561

Re:	Coda Octopus Group, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-143144

Dear Ms. Peng:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 3 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed initially on May 22, 2007.

By letter dated August 29, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 2 to the Registration Statement that was filed on August 17, 2007. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1.  We note your response to our prior comment 3 and revised disclosure on pages 16 and 23. Please file your contract with the Department of Defense as an exhibit to your registration statement and describe its material terms in your prospectus. See Item 610(b)(10) of Regulation S-B. Your description should include the circumstances under which the additional options will be fully funded such that you would deliver 7 additional systems. Alternatively, tell us why you believe that filing the contract and describing the terms is not required.

The Company has added disclosure to clarify that the options are exercisable at the sole discretion of the U.S. Department of Defense as well as other disclosures. See pages 16 and 23 of the Registration Statement. The Company has also added the award as an exhibit to the Registration Statement.

Item 26. Recent Sales of Unregistered Securities, page II-1.

2.  We note your disclosure in the final paragraph of this Item that you relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 in connection with each of the securities issuances listed. For each issuance, please disclose additional details about the purchasers and other aspects of the transaction tending to support your reliance on Section 4(2).

The Company has added disclosures in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman